U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 5

               ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

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[_]  Check box if no longer  subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

[_]  Form 3 Holdings Reported

[X]  Form 4 Transactions Reported


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1.   Name and Address of Reporting Person*

     Casuarina Cayman Holdings Ltd.
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   (Last)                            (First)              (Middle)

     207 Grandview Drive
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                                    (Street)

    Fort Mitchell                      KY                  41017
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   (City)                            (State)                (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Lodgian, Inc./LOD

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3.   IRS Identification Number of Reporting Person, if an Entity (Voluntary)


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4.   Statement for Month/Year

     7/00
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5.   If Amendment, Date of Original (Month/Year)


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6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)

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7.   Individual or Joint/Group Filing
     (Check applicable line)

     [_]  Form filed by one Reporting Person
     [X]  Form filed by more than one Reporting Person
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================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                 5.             6.
                                                                 4.                              Amount of      Owner-
                                                                 Securities Acquired (A) or      Securities     ship
                                                                 Disposed of (D)                 Beneficially   Form:     7.
                                                                 (Instr. 3, 4 and 5)             Owned at End   Direct    Nature of
                                      2.            3.           -----------------------------   of Issuer's    (D) or    Indirect
1.                                    Transaction   Transaction                  (A)             Fiscal Year    Indirect  Beneficial
Title of Security                     Date          Code             Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                                          (Instr. 8)                   (D)             and 4)         (Instr.4) (Instr. 4)
                                      (Month/
                                       Day/
                                       Year)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value               5/25/00        P               1,100,000   A      $2.00    4,191,800      (1)       (1)
$0.01 per share
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

*    If the form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

       Potential persons who are to respond to the collection of informa-tion contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                          (Over)
                                                                 SEC 2270 (3-99)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

================================================================================

                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-                      Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.                Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   4.       or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Trans-   of (D)        (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     action   (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  Code     4 and 5)      Date     Expira-            Number  ity      Year      (I)      ship
Security            Secur-   Day/     (Instr.  ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    8)        (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
None.
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====================================================================================================================================

Explanation of Responses: (1) Casuarina Cayman Holdings Ltd. ("Casuarina") directly owns 1,593,700 shares of Lodgian, Inc. per share (the "Shares"). Because William J. Yung may be deemed to control Casuarina, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held directly by Casuarina. In addition, the 1994 William J. Yung Family Trust (the "1994 Trust"), The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), Edgecliff Management, LLC ("Management"), Edgecliff Holdings, LLC ("Holdings"), Joseph Yung and William J. Yung, may pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 1,593,700 Shares owned directly by Casuarina. Holdings directly owns 2,598,100 Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositive control of all such Shares held of record by Holdings. In addition, Casuarina, the 1994 Trust, the 1998 Trust, Management, Joseph Yung and William
J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 2,598,100 Shares owned directly by Holdings.


        CASUARINA CAYMAN HOLDINGS LTD.

        /s/William J. Yung                                    July 24, 2000
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
Name:   William J. Yung
Title:  President


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

     See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


Potential persons who are to respond to the collection of informa tion contained in this form are not required to respond unless the form displays a currently valid OMB control number.

                                                                     Page 2 of 3
                                                                 SEC 1474 (9-96)

                             Joint Filer Information
                             -----------------------

         Designated Filer:                    Casuarina Cayman Holdings Ltd.

         Issuer and Ticker Symbol:            Lodgian, Inc./LOD

         Statement of Month/Year:             7/00

Listing of Names and Addresses         Signatures of Other
  of Other Reporting Persons           Reporting Persons                              Date
-----------------------------------------------------------------------------------------------------------
Edgecliff Holdings, LLC                EDGECLIFF HOLDINGS, LLC
207 Grandview Drive
Fort Mitchell, KY  41017               By:  /s/   William J. Yung                    7/24/00
                                           ------------------------------            -------
                                           Name:  William J. Yung
                                           Title: President

Edgecliff Management, LLC              EDGECLIFF MANAGEMENT, LLC
207 Grandview Drive
Fort Mitchell, KY  41017               By:  /s/   William J. Yung                    7/24/00
                                           ------------------------------            -------
                                           Name:  William J. Yung
                                           Title: President

1994 William J. Yung Family Trust      1994 WILLIAM J. YUNG FAMILY TRUST
207 Grandview Drive
Fort Mitchell, KY  41017               By:  The Fifth Third Bank, as Trustee

                                             By: /s/ Robert Erickson                 7/24/00
                                            ------------------------------           -------
                                              Name:  Robert Erickson
                                              Title: Trust Officer

Joseph Yung                                     /s/ Joseph Yung                      7/24/00
207 Grandview Drive                         ------------------------------           -------
Fort Mitchell, KY  41017                            Joseph Yung
William J. Yung

William J. Yung                               /s/  William J. Yung                    7/24/00
1200 Cypress Street                         ------------------------------            -------
Cincinnati, OH  45206                              William J. Yung

The 1998 William J. Yung                    1998 WILLIAM J. YUNG  AND
  and Martha A. Yung Family Trust           MARTHA A. YUNG FAMILY TRUST
207 Grandview Drive
Fort Mitchell, KY  41017                    By: The Fifth Third Bank, as Trustee

                                             By:  /s/ Robert Erickson                7/24/00
                                            ------------------------------           -------
                                            Name:     Robert Erickson
                                            Title:    Trust Officer

                                                                     Page 2 of 3